Qiao Xing Universal Telephone, Inc. Announces 2007 Third Quarter Financial Results
     HUIZHOU, Guangdong, China, Dec. 20 /Xinhua-PRNewswire-FirstCall/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) today announces its un-audited financial results for the three months ended September 30, 2007.
     Highlights for the Third Quarter of 2007
     Compared to the same period last year, net sales, gross profit and income from operations increased respectively 22.8%, 28.6% and 9.2% to reach RMB 1,045.0 million (USD 139.5 million), RMB 246.2 million (USD 32.9 million) and RMB 181.0 million (USD 24.2 million) for the third quarter of 2007.
     Gross margin increased from 22.5% of revenues for the third quarter of 2006 to 23.6% for the same period this year.
     Basic loss per share of common stock was RMB 0.33 (USD 0.04).
     There would have been basic earnings per share of common stock of RMB 3.23 (USD 0.43), had certain non-cash income and expenses, which, in management’s opinion, may not be indicative of the Company’s core business operating results, been excluded.
     Commenting on the results, Mr. Wu Rui Lin, Chairman of XING, said, “In this third quarter of 2007, we set another record for unit shipments of mobile phone handsets. The sales of our CECT-branded ultra long standby series and new models such as the T100, C1200 and C6000 continue to be strong.
     “For COSUN-branded mobile phone business, the Company completed around the middle of this year the transition of product portfolio from full range to lower-end, with necessary adjustments in research and development and distribution channels, which has laid a solid foundation for growth in the second half of 2007 and for the years to come. The transition appears to have been successful, with a significant increase in unit shipments. In the third quarter, we sold approximately 400,000 units of COSUN-branded mobile phone handsets, compared to 280,000 units for the first half this year. Market share has grown along with renown.”
     Financial Review of Operations for the Third Quarter of 2007
     Compared to the third quarter of 2006, XING’s net sales increased 22.8% to reach RMB 1,045.0 million (USD 139.5 million) for the same period this year. The growth was mainly attributable to the sale of CECT-branded mobile phone handsets.
     Revenues from the sale of CECT-branded mobile phone handsets were RMB 820.5 million (USD 109.5 million) in the third quarter of 2007, an increase of 28.6% compared to the same period a year earlier, primarily due to higher handset shipments.
     Shipments of CECT-branded handsets in the third quarter of 2007 were approximately 1,146,000 units, an increase of 116% compared to approximately 531,000 units in the third quarter of 2006. The growth in the shipments of CECT-branded handsets in the third quarter of 2007 was primarily due to an increase in the sales of the ultra-long standby C-series handsets and the T100 information security handset. Approximately 387,000 units of the C1000+ model, 147,000 units of the C2000 model and 182,000 units of the T100 model were sold in the third quarter of 2007.
     Net sales of COSUN-branded mobile phone handsets reached RMB 166.1 million (USD 22.2 million) in the third quarter of 2007, an increase of 29.3% from those in the same period last year. The main reason for this increase was the success of the launches of Models 2188 and 2189 of long standby handsets.
     Compared to the third quarter of 2006, gross profit of the Company increased 28.6% to reach RMB 246.2 million (USD 32.9 million) for the same period this year. Gross margin increased from 22.5% of revenues for the third quarter of 2006 to 23.6% for the same period this year. The increase in gross profit and the improvement in gross margin were attributable to the gross profit contribution from the sale of CECT-branded mobile phone handsets.

     Gross profit from the sale of CECT-branded mobile phone handsets were RMB 216.6 (USD 28.9 million) in the third quarter of 2007, an increase of 45.7% compared to the same period a year earlier. Gross margin increased from 23.3% of revenues for the third quarter of 2006 to 26.4% for the same period this year. The improvement in gross margin compared to the same period last year was primarily due to an increase in sales of higher-margin differentiated handset products.
     Gross profit from the sale of COSUN-branded mobile phone handsets were RMB 22.2 million (USD 3.0 million) in the third quarter of 2007, an increase of 17.9% compared to the same period a year earlier. The gross margin decreased from 14.7% of revenues for the third quarter of 2006 to 13.4% for the same period this year, owing mainly to the focus on the lower-end market segment. The lower unit selling price exerts a downward pressure on the gross margin, as a low unit cost tends to resist further compression.
     Net loss was arrived at after charging certain non-cash expenses listed in the chart below with their amounts, which, in management’s opinion, may not be indicative of the Company’s core business operating results.

		2007 third	2007 third
	Account	quarter	quarter
	classification	Un-audited	Un-audited
		RMB ’000	USD ’000
Share-based compensation expenses (Group’s share after related minority interests)	Operating expenses	-7,846	-1,047
Amortization of acquired intangible assets (Group’s share after related minority interests)	Operating expenses	-5,201	-694
Non-cash interest expenses	Non-operating expenses	-59,875	-7,991
Loss on re-measurement of embedded derivatives	Non-operating expenses	-32,504	-4,338
Total		-105,426	-14,070
     Had the above non-cash expenses been excluded, there would have been net income of RMB 95.8 million (USD 12.8 million) instead of net loss of RMB 9.6 million (USD 1.3 million), and basic earnings per share of common stock of RMB 3.23 (USD 0.43), instead of basic loss per share of RMB 0.33 (USD 0.04) for the three months ended September 30, 2007.
     Outlook
     Concerning the sale of CECT-branded mobile phone handsets, the new C1200 and C6000 models sold very well in the third quarter, though wide-scale distribution of the two models only started in September. The fourth quarter should see a full three months of unit sales consolidated in the financial results. In general, ultra long standby series handsets continue to be in demand. One of our newest and most unique phones, the W100 watch phone, which is sold at a retail price of RMB2,980, has created quite a buzz in the market and has been selling well so far.
     Concerning the COSUN-branded mobile phone handsets, we will continue to strive to gain market share through low end models such as the 2188. At the same time, we plan to launch a series of new products with unique functions, such as the dual-card dual-waiting 9566 which is also a telescope, or the 8388, a mobile multi-media entertainment center and a massaging device. These models are expected to be able to command higher unit selling prices and gross margins. TV channels believe that these products are suited to their mode of distribution, and have expressed interest in carrying them. We expect that compared to the third quarter, unit shipment volume and sales revenue of COSUN-branded mobile phone handsets would increase about 10% and 20% respectively in the last quarter of the year.

Qiao Xing Universal Telephone, Inc.
Condensed Consolidated Income Statement for the Third Quarter of 2007

	2007 Third Quarter	2007 Third Quarter
	Un-audited	Un-audited
	RMB ’000	USD ’000
Net sales	1,044,987	139,465
Cost of goods sold	-798,741	-106,601
Gross profit	246,246	32,864
Gross margin	23.6%	23.6%
Operating expenses	-65,203	-8,702
Income from operations	181,043	24,162
Operating margin	17.3%	17.3%
Non-operating income (expenses), net	-103,403	-13,800
Income before income tax and minority interests	77,640	10,362
Income tax expense	-28,732	-3,835
Income before minority interests	48,908	6,527
Minority interests	-58,545	-7,814
Net loss	-9,637	-1,286

Basic loss per share of common stock	RMB -0.33	USD -0.04
Diluted loss per share of common stock	N/A	N/A

Weighted average number of shares outstanding — basic	29,649,000	29,649,000
Weighted average number of shares outstanding — diluted	N/A	N/A
     About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. is one of China’s largest manufacturers and distributor of telecommunications products in China. QXUT’s product portfolio includes telecommunications terminals and related products, including fixed wireless phones, VoIP telephones, mobile handsets, PDAs and consumer electronic products, including MP3 players, cash registers and set- top-box products. The Company primarily conducts its business through its operating subsidiaries CEC Telecom Co., Ltd (CECT), and Huizhou Qiao Xing Communication Industry Co., Ltd (HZQXCI), a company engaged in R&D and distribution of indoor telephone sets and economy mobile phones under the COSUN brand. The Company Group has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-Mart. For more details, please visit http://www.cosun-xing.com .
     Safe Harbor Statement
     This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Universal’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Universal does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of December 20, 2007, and Qiao Xing Universal undertakes no duty to update such information, except as required under applicable law.
SOURCE Qiao Xing Universal Telephone, Inc.
     / CONTACT: Rick Xiao, +86-752-282-0268, or rickxiao@qiaoxing.com/